UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form  40-F ☐

Resolution for the Cancellation of Existing Treasury Shares

On April 23, 2026, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to cancel certain of the treasury shares that KB Financial Group had previously acquired. The details are as follows:

Type and Number of Shares to be Cancelled	Common Shares	14,262,733 shares
	Other Shares	-
Total Number of Shares Issued	Common Shares	372,850,455 shares
	Other Shares	-

Par Value per Share		KRW 5,000

Estimated Amount of Shares to be Cancelled		KRW 1,402,230,461,984

Method of Acquisition of Shares to be Cancelled		Previously acquired treasury shares

Scheduled Date of Cancellation		May 15, 2026

Brokerage Company Appointed for the Share Acquisitions		KB Securities Co., Ltd.

Date of Resolution by the Board of Directors		April 23, 2026

Obligation to Report to the Korea Fair Trade Commission		Not applicable

Other Material Information for an Investment Decision

-   Legal basis for the cancellation of treasury shares: Article 343-1 of the Korean Commercial Code.

-   The cancellation of these shares constitutes the cancellation of treasury shares that had been previously acquired within the limits of profits available for dividends, pursuant to a resolution of the board of directors, and as such, there will be no reduction in the paid-in capital of KB Financial Group.

-   The “Estimated Amount of Shares to be Cancelled” above is based on the book value as of the date of the resolution of the board of directors. The actual cancellation amount is subject to change due to fluctuations in the average acquisition price resulting from the treasury share buyback referred to in the Form 6-K titled “Resolutions for the Acquisition of Treasury Shares” furnished by KB Financial Group on April 23, 2026.

-   The “Scheduled Date of Cancellation” above is subject to change following consultations with the relevant authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 23, 2026	By:	/s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer